UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-42024

Mingteng International Corporation Inc.

Lvhua Village, Luoshe Town,

Huishan District, Wuxi,

Jiangsu Province, China 214189

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On April 17, 2024, Mingteng International Corporation Inc. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with  Craft Capital Management LLC, as the representative of the underwriters listed on Schedule A thereto (the “Representative”) in connection with the initial public of 1,050,000 ordinary shares, par value $0.00001 per share, of the Company (the “Ordinary Shares”) at an offering price of $4.00 per share (the “Public Offering Price”).

Pursuant to the Underwriting Agreement, the Company also granted the underwriters a 45-day option to purchase up to 157,500 Ordinary Shares at the Public Offering Price, less the underwriting discount, to cover over-allotment, if any (the “Over-Allotment Option”).

On May 8, 2024, the Representative fully exercised the Over-Allotment Option to purchase an additional 157,500 Ordinary Shares. The Company received $569,600 in net proceeds from the exercise of the Over-Allotment Option, after deducting underwriting discounts and other estimated expenses payable by the Company. The closing of the Over-Allotment Option took place on May 10, 2024.

On May 10, 2024, the Company also issued the Representative warrants to purchase up to 7,875 Ordinary Shares.

The Company issued a press release on May 10, 2024, announcing the closing of the Over-Allotment Option. Copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – Mingteng International Corporation Inc. Announces Full Exercise of the Underwriters’ Over-Allotment Option

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mingteng International Corporation Inc.

Date: May 10, 2024	By:	/s/ Yingkai Xu
	Name:	Yingkai Xu
	Title:	Chief Executive Officer

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